EXHIBIT (a)(1)(L)

NOTICE TO ELIGIBLE OPTION HOLDERS FROM JERRY RAWLS, DATED NOVEMBER 25, 2002

TO:	Employees with Eligible Stock Options
FROM:	Jerry Rawls
SUBJECT:	Revisions to Offer to Exchange Options
DATE:	November 25, 2002

As you are aware, the deadline for electing to participate in, or for modifying or withdrawing your election to participate in, the Finisar stock option exchange program, is 9:00 p.m., Pacific Time, on December 10, 2002 (unless this deadline is extended by Finisar prior to that time). After the deadline, your election to participate in the program will be irrevocable.

Following is revised information regarding the stock option exchange program, which you should consider in deciding whether to participate in (or modify or withdraw your participation in) the program:

        1.    We have revised the Introduction and Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") of the Offer to Exchange to clarify that if you elect to participate in the offer, you will receive a confirmation the acceptance for cancellation of your Eligible Options and Required Options promptly after the Expiration Date.

        2.    We have revised Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") of the Offer to Exchange to briefly describe the considerations the Board of Directors intends to apply in determining whether a New Option will be granted under the 1999 Plan or the 2001 Plan. In general, we intend to grant each New Option under the same plan that the corresponding canceled option was granted, except that all New Options granted to officers of Finisar will be granted under the 1999 Plan, all New Options granted with respect to canceled Demeter Plan or Shomiti Plan options which are incentive stock options will be granted under the 1999 Plan, and all New Options granted with respect to canceled Demeter Plan or Shomiti Plan options which are nonstatutory stock options will be granted under the 2001 Plan. The material terms of a New Option will not be affected by the particular Plan under which it is granted.

        3.    We have revised Section 7 ("Conditions of the Offer") of the Offer to Exchange to exclude any Company act or omission to act as a reason for assertion of a condition to the offer.

        4.    We have revised paragraph (c)(v) of Section 7 ("Conditions of the Offer") of the Offer to Exchange to provide that any decrease in the market price of the shares of our common stock to a price that is less than 50% of the closing sale price of our common stock on the date of the Offer to Exchange may be asserted as a condition permitting termination, postponement or amendment of the offer.

        5.    We have revised Section 10 ("Information Concerning Finisar Corporation") of the Offer to Exchange to include the following additional summary financial information concerning the Company:

	Fiscal Years Ended April 30,		Three Months Ended
			July 28, 2002	July 31, 2001
	2002	2001
Book value per share	$4.48	$5.08	$1.95	$4.82
Earnings deficiency*	$254,221	$82,635	$25,918	$87,332

*
Additional earnings (in thousands) required to bring the ratio of earnings to fixed charges to one-to-one. The earnings deficiency for the three months ended July 28, 2002 excludes the cumulative effect of an accounting change to adopt SFAS 142 totaling $460,580.

        6.    We have revised Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") of the Offer to Exchange to describe the following additional agreements involving Finisar securities:

  Convertible Subordinated Notes

        In October 2001, we sold $125 million aggregate principal amount of 5.25% convertible subordinated notes due October 15, 2008. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $5.25 per share, or approximately 181.159 shares per $1,000 principal amount of the notes. The conversion price is subject to adjustment. The notes are subordinated to all of our existing and future senior indebtedness and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. The Company may redeem the notes, in whole or in part, at any time on or after October 15, 2004 up to, but not including, the maturity date at specified redemption prices, plus accrued and unpaid interest.

  Stock Purchase Rights Plan

        In September 2002, our Board of Directors adopted a Stock Purchase Rights Plan designed to enable our stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire Finisar. Under the Rights Plan, stockholders received one share purchase right for each share of our common stock held by them. The rights, which initially trade with the common stock, become exercisable when a person or group acquires more than 20% of our common stock without prior Board approval. Should such an event should occur, Finisar stockholders, other than the acquiror, will be entitled to purchase, for the $14.00 per right purchase price, $14.00 worth of our common stock at one-half of its then-current per share market price. In addition, in the event of certain business combinations, the rights permit the purchase of the common stock of the acquiror at a 50% discount. The Rights Plan contains an exception to the 20% ownership threshold for Finisar's Founder, Chairman of the Board and Chief Technical Officer, Frank H. Levinson. Under the terms of the Rights Plan, Dr. Levinson and certain related persons and trusts are permitted to acquire additional shares of our common stock up to an aggregate of 30% of the total outstanding shares without prior Board approval.

  Escrow Arrangement

        In connection with our acquisition of Transwave Fiber, Inc. in May 2001, 870,393 shares of our common stock were deposited into escrow in accordance with the provisions of the merger agreement. Approximately one-third of the shares deposited into escrow are subject to release on each of the first three anniversaries of the closing of the acquisition, subject to the achievement of certain financial, development and personnel milestones. On the first anniversary of the closing, 290,131 shares of common stock were released from escrow upon the achievement of the milestones required to be achieved prior to that date. A total of 580,262 shares remain in escrow. In addition, a portion of the shares held in escrow for the benefit of certain principal shareholders of Transwave are subject to potential claims by us for indemnification under the merger agreement.

If you have any questions regarding these amendments to the Offer to Exchange, please contact Shelby Palmer or Steve Workman.